SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Act of 1934

(Amendment No. 3)

LANCER CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

514614106

(CUSIP NUMBER)

December 31, 2003

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☑ Rule 13d-1(c)
     ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13G/A
CUSIP No. 514614106			Page 2 of 11

1.	Name of Reporting Person: Bedrock Management, L.P.		I.R.S. Identification Nos. of above persons (entities only): 75-2783406

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 560,000*

		6.	Shared Voting Power: None

		7.	Sole Dispositive Power: 560,000*

		8.	Shared Dispositive Power: None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 560,000*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.0%

12.	Type of Reporting Person: PN

* See Item 4(c)

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13G/A
CUSIP No. 514614106			Page 3 of 11

1.	Name of Reporting Person: Bedrock GP, LLC		I.R.S. Identification Nos. of above persons (entities only): 66-0618028

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 560,000*

		6.	Shared Voting Power: None

		7.	Sole Dispositive Power: 560,000*

		8.	Shared Dispositive Power: None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 560,000*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.0%

12.	Type of Reporting Person: OO

* See Item 4(c)

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13G/A
CUSIP No. 514614106			Page 4 of 11

1.	Name of Reporting Person: James C. Smith		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 757,500*

		6.	Shared Voting Power: None

		7.	Sole Dispositive Power: 757,500*

		8.	Shared Dispositive Power: None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 757,500*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.1%

12.	Type of Reporting Person: IN

* See Item 4(c)

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13G/A
CUSIP No. 514614106			Page 5 of 11

1.	Name of Reporting Person: James F. Gallivan, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 570,780*

		6.	Shared Voting Power: None

		7.	Sole Dispositive Power: 570,780*

		8.	Shared Dispositive Power: None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 570,780*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: IN

* See Item 4(c)

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SCHEDULE 13G/A

     This Amendment No. 3 to Schedule 13G (the “Amendment”) is an amendment to the initial statement on Schedule 13G relating to shares of Class A common stock, par value $0.01 per share, (the “Common Stock”), of Lancer Corporation (the “Issuer”), filed with the Securities and Exchange Commission (the “Commission”) on June 12, 2001, (the “Schedule 13G”). The Schedule 13G was amended on February 12, 2002, (“Amendment 1”), and further amended on February 10, 2003, (“Amendment 2”). This Amendment No. 3 is being filed to disclose a change in beneficial ownership of shares of the Common Stock.

     This Amendment relates to shares of Common Stock of the Issuer (the “Shares”): (1) purchased by Bedrock Management, L.P., for the account of Bedrock Capital, L.P., a Texas limited partnership (“Bedrock Capital”), to whom Bedrock Management, L.P. serves as the general partner; Bedrock GP, LLC is the general partner of Bedrock Management, L.P., and James C. Smith and James F. Gallivan, Jr., are the managers of Bedrock GP, LLC; (2) purchased by James F. Gallivan, Jr.; and (3) purchased by T2, Ltd.

Item 1.	Name and Address of Issuer

(a)	No Change.

(b)	No Change.

Item 2.	Identity and Background

        Item 2 of Schedule 13G is hereby amended and supplemented by the following paragraphs:

(a)	Name of Persons Filing

(i)	Bedrock Management, L.P.

(ii)	Bedrock GP, LLC

(iii)	James C. Smith; and

(iv)	James F. Gallivan, Jr.

(b)	Address of Principal Business Office or If None, Residence:

P.O. Box 1320 St. Thomas, U.S. Virgin Islands 00804

(c)	Citizenship

Bedrock GP, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities

No Change.

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(e)	CUSIP Number

No Change.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

☐	Broker or Dealer registered under Section 15 of the Act.

☐	Bank as defined in section 3(a)(6) of the Act.

☐	Insurance Company as defined in section 3(a)(19) of the Exchange Act.

☐	Investment Company registered under Section 8 of the Investment Company Act.

☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

☐	Employee Benefit Plan or endowment fund in accordance with Rule 13D-1(b)(ii)(F).

☐	Parent Holding Company, in accordance with §240.13d-1(b)(1)(ii)(G).

☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

☒	Not Applicable.

Item 4.	Ownership

        Item 4 of the Schedule 13G is hereby amended and restated by the following paragraphs:

(a)	Amount Beneficially Owned

(i)	Bedrock Management, L.P. may be deemed the beneficial owner of 560,000 shares of Common Stock. This consists of 560,000 shares held by Bedrock Capital.

(ii)	Bedrock GP, LLC may be deemed the beneficial owner of 560,000 shares of Common Stock. This consists of 560,000 shares held by Bedrock Capital.

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(iii)	James C. Smith may be deemed the beneficial owner of 757,500 shares of Common Stock. This consist of (1) 560,000 shares held by Bedrock Capital, and (2) 197,500 shares beneficially held by T2, Ltd.

(iv)	James F. Gallivan, Jr. may be deemed the beneficial owner of 570,780 shares of Common Stock. This consist of: (1) 560,000 shares held by Bedrock Capital, and (2) 10,780 shares beneficially owned by him.

(b)	Percent of Class

(i)	The number of shares of Common Stock which Bedrock Management, L.P. may be deemed to be the beneficial owner of constitutes approximately 6.0% of the total number of shares outstanding.

(ii)	The number of shares of Common Stock which Bedrock GP, LLC may be deemed to be the beneficial owner of constitutes approximately 6.0% of the total number of shares outstanding.

(iii)	The number of shares of Common Stock which James C. Smith may be deemed to be the beneficial owner of constitutes approximately 8.1% of the total number of shares outstanding.

(iv)	The number of shares of Common Stock which James F. Gallivan, Jr. may be deemed to be the beneficial owner of constitutes approximately 6.1% of the total number of shares outstanding.

        A total of 9,345,095 shares of Common Stock were issued and outstanding according to the Issuer’s most recently filed 10Q dated March 31, 2003.

(c)	Number of Shares as to which such person has:

     Bedrock Management, L.P.

(i)	Sole power to vote or to direct the vote:	560,000 Shares*

(ii)	Shared power to vote or to direct the vote:	0 Shares*

(iii)	Sole power to dispose or to direct the disposition of:	560,000 Shares*

(iv)	Shared power to dispose or to direct the disposition of:	0 Shares*

     Bedrock GP, LLC

(i)	Sole power to vote or to direct the vote:	560,000 Shares*

(ii)	Shared power to vote or to direct the vote:	0 Shares*

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(iii)	Sole power to dispose or to direct the disposition of:	560,000 Shares*

(iv)	Shared power to dispose or to direct the disposition of:	0 Shares*

     James C. Smith

(i)	Sole power to vote or to direct the vote:	757,500 Shares*

(ii)	Shared power to vote or to direct the vote:	0 Shares*

(iii)	Sole power to dispose or to direct the disposition of:	757,500 Shares*

(iv)	Shared power to dispose or to direct the disposition of:	0 Shares*

     James F. Gallivan

(i)	Sole power to vote or to direct the vote:	570,780 Shares*

(ii)	Shared power to vote or to direct the vote:	0 Shares*

(iii)	Sole power to dispose or to direct the disposition of:	570,780 Shares*

(iv)	Shared power to dispose or to direct the disposition of:	0 Shares*

*Bedrock Management, L.P. has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock owned by Bedrock Capital. Pursuant to the terms of the Limited Partnership Agreement of Bedrock Capital, Bedrock Management, L.P., as its general partner, has the power to manage the affairs of Bedrock Capital, including the right to vote and dispose of the shares of Common Stock owned by Bedrock Capital.

Bedrock GP, LLC has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock owned by Bedrock Capital. Pursuant to the Limited Partnership Agreement of Bedrock Management, L.P., Bedrock GP, LLC, as its general partner, has the power to manage the affairs of Bedrock Management, L.P., including the right to vote and dispose of the shares of Common Stock owned by Bedrock Capital.

James C. Smith has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock owned by Bedrock Capital. James C. Smith has the power to manage the affairs of Bedrock GP, LLC, including the right to vote and dispose of the shares of Common Stock owned by Bedrock Capital. In addition, Mr. Smith has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock owned by T2, Ltd.

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James F. Gallivan, Jr., has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock owned by Bedrock Capital. James F. Gallivan, Jr., has the power to manage the affairs of Bedrock GP, LLC, including the right to vote and dispose of the shares of Common Stock owned by Bedrock Capital. In addition, Mr. Gallivan has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock owned by him.

Item 5.	Ownership of Five Percent or Less of a Class

     Not Applicable.

Item 6.	Ownership of More than Five Percent on behalf of Another Person

     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable.

Item 8.	Identification and Classification of Members of the Group

     Not Applicable.

Item 9.	Notice of Dissolution of the Group

     Not Applicable.

Item 10.	Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 10, 2004, between Bedrock Management, L.P., Bedrock GP, LLC, James C. Smith, and James F. Gallivan, Jr.

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2004

BEDROCK MANAGEMENT L.P.

By:	BEDROCK GP, LLC its general partner

By:	/s/ James F. Gallivan, Jr.

James F. Gallivan, Jr. Manager

BEDROCK GP, LLC

By:	/s/ James F. Gallivan, Jr.

James F. Gallivan, Jr., Manager

/s/ James F. Gallivan, Jr.

James F. Gallivan, Jr.

/s/ James C. Smith

James C. Smith

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